Magnum Hunter Resources Corporation 777 Post Oak Blvd, Suite 910 Houston, TX 77056 Phone: 832-369-6986 Fax: 832-369-6992 www.magnumhunterresources.com

October 8, 2009

Ms. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549

Re:	Magnum Hunter Resources Corporation
Corporate Registration Statement on Form S-3
Filed September 16, 2009
Response to Letter dated October 5, 2009 File No. 333-161937

Dear Ms. Parker:

We are writing in response to our response letter dated October 5, 2009. We understand that the SEC is currently reviewing our Amendment 1 to Form S-3 and accordingly, we hereby withdraw our request for acceleration effectiveness. Promptly upon the completion of the SEC’s review process, we will send a new request for acceleration effectiveness. We apologize for any confusion.

Thank you in advance for your review of this letter.  Please contact David Lipp at Magnum Hunter Resources Corporation ((832) 369-6986 Ext. 228) or the undersigned at (832) 369-6986 Ext. 231 with any further questions or requests.

Very truly yours,

Magnum Hunter Resources Corporation

Ronald D. Ormand
Chief Financial Officer